EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Kenneth Armstrong**
Submission Contact Phone Number	**1-727-567-5170**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**02/14/08**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**nancy.rice@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com
	kenneth.armstrong@raymondjames.com

Documents

DEF 14A	**def14a.htm**
	RJF 2008 Proxy
GRAPHIC	**pcpage1.jpg**
	Proxy Card - Front
GRAPHIC	**pcpage2a.jpg**
	Proxy Card - Back
DEF 14A	**submissionpdf.pdf**
	PDF

Module and Segment References

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

Raymond James Financial, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES FINANCIAL, INC.
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 567-1000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

February 14, 2008

To the Shareholders of Raymond James Financial, Inc.:

The Annual Meeting of Shareholders of Raymond James Financial, Inc. will be held at the Raymond James Financial Center, 880 Carillon Parkway, St. Petersburg, Florida, on Thursday, February 14, 2008 at 4:30 p.m. for the following purposes:

1.   To elect eleven nominees to the Board of Directors of the Company.

2.   To ratify the appointment by the Audit Committee of the Board of Directors of KPMG LLP as the Company's independent registered public accounting firm.

3.   To approve an amendment to the Company's Articles of Incorporation, as amended, to increase the number of authorized shares of common stock to 350 million shares, $.01 par value.

Shareholders of record as of the close of business on December 20, 2007 will be entitled to vote at this meeting or any adjournment thereof. Information relating to the matters to be considered and voted on at the Annual Meeting is set forth in the Proxy Statement accompanying this Notice.

By order of the Board of Directors,
/s/ PAUL L. MATECKI
Paul L. Matecki, Secretary

January 2, 2008

> **YOUR VOTE IS IMPORTANT TO THE COMPANY.** If you do not expect to attend the meeting in person, please vote on the matters to be considered at the meeting by completing the enclosed proxy and mailing it promptly in the enclosed envelope, or by telephone or internet vote.

Important Notice Regarding the Availability of Proxy Materials
For the Shareholder Meeting to be held on February 14, 2008

The proxy statement, proxy card and 2007 annual report to shareholders are available at
www.RaymondJames.com under "About Our Company–Investor Relations–Shareholders' Meeting"

The annual meeting of shareholders of Raymond James Financial, Inc. will be held on February 14, 2008 at 4:30 p.m. at the offices of the Company at 880 Carillon Parkway, St. Petersburg, Florida.

The matters intended to be acted upon are:

1. To elect eleven nominees to the Board of Directors of the Company.

2. To ratify the appointment by the Audit Committee of the Board of Directors of KPMG LLP as the Company's independent registered public accounting firm.

3. To approve an amendment to the Company's Articles of Incorporation, as amended, to increase the number of authorized shares of common stock to 350 million shares, $.01 par value.

The Board of Directors recommends voting in favor of the nominees listed in the proxy statement and for the appointment of KPMG LLP and approval of the amendment.

The following proxy materials are being made available at the website location specified above.

1. The proxy statement for the 2008 annual meeting of shareholders;
2. The 2007 annual report to shareholders;
3. The form of proxy card being distributed to shareholders in connection with the 2008 annual meeting of shareholders.

Control/identification numbers are contained in the proxy materials accompanying this notice.

To obtain directions to attend the annual meeting and vote in person, contact the Corporate Secretary at (727) 567-1000.

If the form of proxy is completed, signed and returned, the shares represented thereby will be voted at the meeting. Delivery of the proxy does not affect your right to attend the meeting. However, if your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy from the holder of record, executed in your favor, to be able to vote at the meeting. Otherwise, your shares will be voted in the manner in which you instructed the record holder of your shares.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Raymond James Financial, Inc. (the "Company") for the Annual Meeting of Shareholders to be held on February 14, 2008 at 4:30 p.m., or any adjournment thereof. These proxy materials are expected to be mailed out on or about January 9, 2008, to all shareholders entitled to vote at the meeting.

If the accompanying proxy form is completed, signed and returned, the shares represented thereby will be voted at the meeting. Delivery of the proxy does not affect your right to attend the meeting. However, if your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy from the holder of record, executed in your favor, to be able to vote at the meeting. Otherwise, your shares will be voted in the manner in which you instructed the record holder of your shares.

If you are a shareholder of record, you may revoke your proxy at any time prior to the close of the polls at the Annual Meeting by submitting a later dated proxy to the Company's Corporate Secretary, or delivering a written notice of revocation to the Corporate Secretary, at Raymond James Financial, Inc. 880 Carillon Parkway, St. Petersburg, Florida, 33716. If you hold shares through a bank, broker or other holder of record, you must contact that entity to revoke any prior voting instructions.

Each share of the Company's common stock outstanding on the record date will be entitled to one vote on each matter. The eleven nominees for election as directors who receive the most votes "for" election will be elected. Ratification of the appointment of the Company's independent registered public accounting firm and approval of any proposal or other business that may properly come before the meeting will each require that the votes cast favoring the action exceed the votes cast opposing the action, except for action on Proposal 3, which will require approval of the holders of a majority of the outstanding shares of common stock.

For election of directors, withheld votes, abstentions and broker non-votes do not affect whether a nominee has received sufficient votes to be elected. For the purpose of determining whether the shareholders have approved matters other than the election of directors, withheld votes, abstentions and broker non-votes do not have the same effect as a negative vote, except for action on Proposal 3. Since Proposal 3 requires the approval of the holders of a majority of the outstanding shares of common stock, withheld votes, abstentions and broker non-votes have the same effect as a negative vote. Shares represented at the Annual Meeting in person or by proxy are counted for quorum purposes, even if they are not voted on any matter. Please note that banks and brokers that have not received voting instructions from their customers may vote their customers' shares on the election of directors and the ratification of KPMG LLP as the Company's independent registered public accounting firm, but not on Proposal 3.

A copy of the Company's Annual Report is being furnished to each shareholder together with this proxy statement. All proxy solicitation costs will be paid by the Company.

SHAREHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

In accordance with notices that certain banks and brokerage firms sent to certain shareholders, shareholders who share the same last name and address are receiving only one copy of the Company's annual report and proxy statement, unless they have notified the Company that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources.

If you received a household mailing this year and you would like to have additional copies of the Company's annual report and/or proxy statement mailed to you, or you would like to opt out of this practice for future mailings, please contact the Corporate Secretary at (727) 567-1000 or write to him care of Raymond James Financial, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716. We will promptly send additional copies of the annual report and/or proxy statement upon receipt of such request.

Householding for bank and brokerage accounts is limited to accounts within the same bank or brokerage firm. For example, if you and your spouse share the same last name and address, and you and your spouse each have accounts containing Raymond James Financial stock at two different brokerage firms, your household will receive two copies of the Company's annual meeting materials—one from each brokerage firm. To reduce the number of duplicate sets of annual meeting materials your household receives, you may want to take advantage of the Company's electronic access program. See "Electronic Access to Proxy Materials and Annual Report; Internet Voting."

ELECTRONIC ACCESS TO CORPORATE GOVERNANCE DOCUMENTS

The Company also makes available on its Internet site at http://www.raymondjames.com under "About Our Company – Investor Relations - Corporate Governance" a number of the Company's corporate governance documents. These include: the Corporate Governance Principles, the charters of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee of the Board of Directors, the Senior Financial Officers' Code of Ethics and the Codes of Ethics for Employees and the Board of Directors. Printed copies of these documents will be furnished to any shareholder who requests them. The information on the Company's Internet site is not incorporated by reference into this proxy statement.

ELECTRONIC ACCESS TO PROXY MATERIALS AND ANNUAL REPORT; INTERNET VOTING

This notice of Annual Meeting and Proxy Statement and the 2007 Annual Report are available on the Company's Internet site. If you are a shareholder of record and would like to view future proxy statements and annual reports over the Internet instead of receiving copies in the mail, follow the instructions provided when you vote over the Internet. If you hold your shares through a bank, broker, or other holder, check the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports electronically in lieu of receiving copies and how to vote your shares over the Internet. Opting to access your proxy materials online saves the Company the cost of producing and mailing these materials to your home or office and gives you an automatic link to the proxy voting site.

Most shareholders of record have a choice of voting over the Internet, by telephone, or by using a traditional proxy card. Please check your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

SHAREHOLDERS ENTITLED TO VOTE
AND
PRINCIPAL SHAREHOLDERS

Shareholders of record at the close of business on December 20, 2007 will be entitled to notice of, and to vote at, the Annual Meeting. As of December 20, 2007, there were 120,998,277 shares of common stock outstanding and entitled to vote. Shareholders are entitled to one vote per share on all matters.

The following table sets forth, as of December 20, 2007, information regarding the beneficial ownership of the Company's common stock by each person known by the Company to own beneficially more than 5% of the shares of the Company's common stock, each director and new nominee for director, the Company's Chief Executive Officer, Chief Financial Officer and the three other highest paid executive officers (those five executive officers are listed in the "Summary Compensation Table" and are collectively referred to as the "Named Executive Officers"), and all directors and executive officers as a group.

Name	Beneficially Owned Shares	Percent of Class
Earnest Partners LLC 1180 Peachtree Street NE, Suite 2300 Atlanta, GA 30309	9,989,173 (1)	8.26%
Private Capital Management, L.P. 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	11,419,272 (2)	9.44%
Robert A. James Trust 1201 Pacific Avenue, Suite 150 Tacoma, WA 98401	7,566,030	6.25%
Thomas A. James, Chairman, CEO, Director	14,801,790 (3) (4)	12.23%
Angela M. Biever, Director	18,257 (5)	*
Shelley G. Broader, Nominee for Director	100	*
Francis S. Godbold, Vice Chairman, Director	424,005 (3)	*
H. William Habermeyer, Jr., Director	9,175 (6)	*
Chet Helck, President, COO, Director	248,802 (3) (7)	*
Jeffrey P. Julien, CFO,	103,616 (3) (8)	*
Dr. Paul W. Marshall, Director	23,345 (9)	*
Paul C. Reilly, Director	1,000	*
Richard K. Riess, Executive Vice President	89,344 (3) (10)	*
Kenneth A. Shields, Director	47,070 (11)	*
Robert P. Saltzman, Director	1,000	*
Hardwick Simmons, Director	30,656 (12)	*
Susan N. Story, Nominee for Director	100	*
Jeffrey E. Trocin, Executive Vice President	176,683 (3) (13)	*
All Executive Officers and Directors as a Group (24 persons)	16,970,822 (3) (14)	14.03%

  * Less than one percent.

(1) Based on information contained in Form 13F-HR filed with the Securities and Exchange Commission ("SEC") on November 13, 2007. Earnest Partners LLC is the beneficial owner of these shares of common stock held in accounts managed for clients.

(2) Based on information contained in Form 13F-HR filed with the SEC on November 14, 2007. Private Capital Management, L.P. is the beneficial owner of these shares of common stock held in accounts managed for clients.

(3) Includes shares credited to Employee Stock Ownership Plan accounts.

(4) Includes 315,893 shares owned by the Robert A. and Helen James' Annuity Trust, of which Thomas A. James is a remainder beneficiary and for which Raymond James Trust Company West, a wholly owned subsidiary of the Company, serves as trustee. Excludes shares held by two trusts, of which he is not a beneficiary: 7,566,030 shares owned by the Robert A. James Trust and 204,212 shares owned by the James' Grandchildren's Trust, for both of which Raymond James Trust Company West serves as trustee, and both of which have as beneficiaries other James family members. Thomas A. James disclaims any beneficial interest in these two trusts.

(5) Includes 8,444 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007.

(6) Includes 5,625 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007.

(7) Includes 118,871 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007 and 93,994 shares of common stock held in a margin account.

(8) Includes 12,600 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007 and 54,110 shares of common stock held in a margin account.

(9) Includes 9,000 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007.

(10) Includes 10,800 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007.

(11) Exchangeable shares that were issued January 2, 2001 in connection with the acquisition of Goepel McDermid, Inc. They are exchangeable into shares of the Company's common stock on a one-for-one basis and are held in a margin account.

(12) Includes 5,625 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007.

(13) Includes 14,044 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007.

(14) Includes 404,790 outstanding stock options that are exercisable as of or within 60 days from December 20, 2007 and 580,858 shares of common stock held in margin accounts.

PROPOSAL 1: ELECTION OF DIRECTORS

The Company's Board of Directors presently consists of six independent directors and four management directors. All of the present members of the Board of Directors have been proposed for re-election by the Corporate Governance, Nominating and Compensation Committee of the Board of Directors, except for Dr. Paul Marshall who is retiring from the Board in accordance with the term limitations of the Company's Corporate Governance Principles.

The eleven directors to be elected are to hold office until the Annual Meeting of Shareholders in 2009 and until their respective successors shall have been elected. All of the nominees were elected by the shareholders on February 15, 2007, to serve as directors of the Company until the Annual Meeting of Shareholders in 2008, except for Mr. Saltzman, who was elected in November 2007, and Ms. Broader and Ms. Story who are new nominees.

It is intended that proxies received will be voted to elect the nominees named below. Should any nominee decline or be unable to accept such nomination to serve as a director due to events which are not presently anticipated, discretionary authority may be exercised by the holder of the proxies to vote for a substitute nominee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE FOLLOWING NOMINEES:

Nominee	Age	Principal Occupation (1) and Directorships	Director Since
Angela M. Biever*	54	Vice President, Managing Director, Consumer Internet, Intel Capital since 2006; General Manager, Intel New Business Initiatives from 2000 to 2006; Director, Intel Capital from 1999 to 2000; Independent Consultant, working with a leading Internet Services Provider from 1997 to 1998; Various senior management positions with First Data Corporation, an information and transaction processor from 1991 to 1997. Chairperson of the Audit Committee.	1997
Shelley G. Broader*	43	President and Chief Executive Officer, Kash n' Karry Food Stores, Inc., (doing business as Sweetbay Supermarket) since 2006. President and Chief Operating Officer, Kash n' Karry Food Stores, Inc., 2003 to 2006. From 1991 to 2003, positions of increasing management responsibility at Hannaford Bros. Co., culminating in Senior Vice President, Business Strategy, Marketing and Communications. Prior financial service industry experience includes Massachusetts Financial Services Company and Assistant Vice President at First Albany Corporation. Trustee, St. Leo University. Director of United Way of Tampa Bay. Member, Board of Advisors, H. Lee Moffitt Cancer Center & Research Institute.	
Francis S. Godbold	64	Vice Chairman of Raymond James Financial, Inc. ("RJF"); Director and Officer of various affiliated entities. Executive Vice President of Raymond James & Associates, Inc. ("RJA"), a wholly owned subsidiary of the Company.	1977
H. William Habermeyer, Jr.*	65	Director, Southern Company since 2007; former President and CEO, Progress Energy Florida from 2000 to 2006; Vice President, Carolina Power & Light from 1993 to 2000; U.S. Navy from 1964 to 1992 - retired a Rear Admiral. Member of the Audit Committee.	2003

Nominee	Age	Principal Occupation (1) and Directorships	Director Since
Chet Helck	55	President and Chief Operating Officer of RJF since 2002; Executive Vice President of Raymond James Financial Services, Inc. ("RJFS"), a wholly owned subsidiary of the Company, from 1999 to 2002; Senior Vice President, RJFS from 1997 to 1999. Director of RJFS, RJA and Raymond James Ltd. ("RJ Ltd."), the Company's wholly owned Canadian subsidiary (formerly Goepel McDermid Inc., a Canadian brokerage firm); Director, Securities Industry and Financial Markets Association.	2003
Thomas A. James	65	Chairman of the Board and Chief Executive Officer of RJF. Director and Officer of various affiliated entities. Chairman of the Financial Services Roundtable. Past Chairman of the Securities Industry Association.	1963
Paul C. Reilly*	53	Chairman, Korn Ferry International since 2001. Chairman and Chief Executive Officer, Korn Ferry International 2001 to 2007. Chief Executive Officer, KPMG International 1998 to 2001. Prior to being named to that position, Vice Chairman, Financial Services of KPMG LLP, the United States member firm of KPMG International.	2006
Robert P. Saltzman*	65	Retired in 2001, after a 37 year career in the insurance industry; a president or chief executive officer for 16 of those years. From 1994 to 2001, President and Chief Executive Officer of Jackson National Life Insurance Co. A Director of WNC First Corporation since November 2004, a property and casualty insurance underwriter. A Director and Audit Committee Chairman of Enhance Financial Services, a New York Stock Exchange ("NYSE") listed company, from 1996 until its acquisition in March 2001. Trustee of Northwestern University.	2007
Kenneth A. Shields	59	Chairman and Chief Executive Officer of Conifex, Inc., a Canadian company pursuing acquisition opportunities in the Canadian forest products industry, since 2007. Non-executive Chairman of RJ Ltd. since 2006; Chairman and Chief Executive Officer of RJ Ltd. and its predecessor company from 1996 to January 31, 2006. Past Chairman of the Investment Dealers Association of Canada; Director of TimberWest Forest Corp.; Lead Director and Deputy Chairman, Mercer International Inc.	2001

Nominee	Age	Principal Occupation (1) and Directorships	Director Since
Hardwick Simmons*	67	Director, Geneva Acquisition Corp. since 2007; Director, Lions Gate Entertainment Corp. since 2005; Chairman and CEO of the NASDAQ Stock Market from 2001 to 2003; President and CEO of Prudential Securities from 1990 to 2001; President, Shearson Lehman Brothers - Private Client Group, from 1983 to 1990, Past Chairman of the Securities Industry Association; Past Director of the NASD. Lead Director and Member of Corporate Governance, Nominating and Compensation Committee.	2003
Susan N. Story*	47	President and Chief Executive Officer, Gulf Power Company, since 2003. Executive Vice President, Southern Company Services, Inc., 2001 to 2003. Senior Vice President, Southern Power Company, 2002 to 2003. Chair, Florida Chamber of Commerce. Chairman of the Board, Gulf Power Company. Vice Chair, Florida Council of 100. Immediate past Vice Chair, Enterprise Florida. Director, Association of Edison Illuminating Companies, James Madison Institute, and Southeastern Electric Exchange. Member, Board of Advisors, H. Lee Moffitt Cancer Center & Research Institute.	

* Determined to be independent directors under NYSE standards; see "Information Regarding Board and Committee Structure" below.

(1) Unless otherwise noted, the nominee has had the same principal occupation and employment during the last five years.

INFORMATION REGARDING BOARD AND COMMITTEE STRUCTURE

The Board of Directors held four regular and two special telephonic meetings during fiscal 2007. All directors attended at least 75% of the meetings held during the fiscal year.

The current standing Committees of the Board of Directors are the Corporate Governance, Nominating and Compensation Committee and the Audit Committee. The Corporate Governance, Nominating and Compensation Committee met five times during the fiscal year. All Committee members attended at least 75% of the meetings held during the fiscal year. The Audit Committee met eight times during the fiscal year. Each member of this Committee participated in at least 75% of the meetings held during the fiscal year. The activities of the Committees are set out in their reports below.

The Corporate Governance, Nominating and Compensation Committee is comprised of three independent directors as determined under New York Stock Exchange rules. This Committee conducts its activities pursuant to a written charter approved by the Board of Directors, which is reviewed annually and was last revised by the Board of Directors on November 27, 2007. This Committee identifies potential nominees to the Board of Directors, including candidates recommended by management, and reviews their qualifications and experience. Candidates for board membership are expected to demonstrate high standards of integrity and character and offer important perspectives on some aspect of the Company's business based on their own business experience. The Company has not paid any third party a fee to assist in the process of identifying and evaluating candidates. Ms. Broader and Ms. Story were recommended to the Corporate Governance, Nominating and Compensation Committee by the Company's Chief Executive Officer.

This Committee has not adopted any specific process or policy for considering nominees put forward by shareholders and has never been requested to consider such a nominee.

This Committee has also determined that the directors identified as independent directors have no material relationship with the Company that would impair their independence. In that connection, the Committee considered that the Company purchases its electric power needs for its headquarters from Progress Energy Florida, of which William Habermeyer, Jr. was President and CEO until June 1, 2006, and determined that the nature of this business relationship did not constitute any impairment of independence. It also considered that RJA purchases electricity for its Panama City, Florida sales office from Gulf Power Company, of which Susan N. Story is President and CEO, and determined that the nature of this business relationship did not constitute any impairment of independence.

The Committee also considered that RJA and RJ Ltd paid Korn Ferry International, of which Paul C. Reilly is Chairman, recruiting fees of approximately $703,550 during fiscal 2007 and determined that these fees did not result in any impairment of his independence. In connection with the solicitation of proxies for the Company's 2006 Annual Meeting of Shareholders, Institutional Shareholders Services ("ISS") considered Mr. Reilly an affiliated outside director because Korn Ferry provided executive recruiting services to the Company for which it was paid $218,000. ISS recommended withholding votes not only for Mr. Reilly, but for all "inside" directors as well, due to his affiliated designation. ISS categorizes executive recruiting as a professional service similar to accounting or legal services. At that time, the ISS position on that relationship was absolute, lacking any *de minimis* threshold, unlike the New York Stock Exchange's independence requirements.

Since 2007, ISS has applied a $10,000 *de minimis* threshold. During fiscal 2007, the Company's Canadian subsidiary paid Korn Ferry approximately $219,450 in connection with two recruiting engagements, neither of which involved an executive officer of the Company. RJA paid Korn Ferry approximately $484,100 in connection with two recruiting engagements, neither of which involved an executive officer of the Company. The amount paid to Korn Ferry represented 0.1% of its fiscal 2007 fee revenue of $653.4 million. Under the NYSE rules, the Company's Board of Directors determined that the Korn Ferry engagements did not constitute a material relationship since the dollar amount paid to Korn Ferry did not exceed the greater of $1,000,000 or two percent of Korn Ferry's revenues during the past three years. The Company believes that ISS's position with respect to Korn Ferry's and Mr. Reilly's relationship with the Company remains unduly restrictive and inappropriate, because it eliminates the exercise of business judgment on the part of the Company's Board with respect to Mr. Reilly's independence.

Mr. Hardwick Simmons is the Company's Lead Director. As such, he presides at the regular executive sessions of the independent directors. Shareholders and other interested parties may communicate with Company directors, including Mr. Simmons, or any of the individual independent directors, by writing to them at the Company's headquarters, or by contact through the Company's website. Communications addressed to the Board of Directors will be reviewed by the Corporate Secretary of the Company and directed to them for their consideration, if appropriate.

It is the Company's policy that directors attend the Annual Meeting of Shareholders; at the Annual Meeting of Shareholders on February 15, 2007, all of the Company's directors at that date were present, except for Mr. Marshall, whose presence was prevented by a snowstorm in New England.

<center>DIRECTOR COMPENSATION</center>

Independent directors receive a $25,000 annual retainer, a $5,000 attendance fee for each regular meeting, $500 for each telephonic meeting and a $1,000 attendance fee for Committee service. The Lead Director and the Audit Committee Chair each receive an additional $7,500 as part of their annual retainer, and the Chairman of the Corporate Governance, Nominating and Compensation Committee receives an additional $4,000 as part of his annual retainer. Management directors do not receive any additional compensation for service as directors.

There is a non-qualified stock option plan for the Company's outside directors covering 854,298 shares of the Company's common stock. These options, 60,600 of which were outstanding at September 30, 2007, are exercisable at prices ranging from $11.02 to $31.82 at various times through February 2012. Outside directors are currently granted 2,500 options each per year.

The table below sets forth the total compensation, and the components thereof, of the Company's directors who are not Named Executive Officers of the Company.

<center>DIRECTOR COMPENSATION FOR FISCAL YEAR ENDED SEPTEMBER 30, 2007</center>

Name	Fees Paid in Cash	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Change In Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Angela M. Biever (2)	$54,125	$ -	$19,535	$ -	$ -	$ -	$ 73,660
Francis S. Godbold (3)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
H. William Habermeyer, Jr. (4)	$46,500	$ -	$19,535	$ -	$ -	$ -	$ 66,035
Dr. Paul W. Marshall (5)	$43,500	$ -	$19,535	$ -	$ -	$ -	$ 63,035
Paul C. Reilly (6)	$47,500	$ -	$11,848	$ -	$ -	$ -	$ 59,348
Kenneth A. Shields	$41,750	$ -	$22,306	$ -	$ -	$76,935 (7)	$140,991
Hardwick Simmons (8)	$51,625	$ -	$19,535	$ -	$ -	$ -	$ 71,160

<center>7</center>

(1) The amounts shown in the Option Awards column represent the amount the Company recognized for financial statement reporting purposes in fiscal year 2007 for the fair value of equity awards granted to the Company's directors who are not Named Executive Officers in fiscal year 2007 and prior years, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R), excluding the impact of estimated forfeitures.
(2) As of September 30, 2007, Ms. Biever held outstanding options to purchase 13,194 shares of the Company's common stock.
(3) Mr. Godbold is an executive officer, other than a Named Executive Officer, who does not receive any additional compensation for services provided as a director.
(4) As of September 30, 2007, Mr. Habermeyer held outstanding options to purchase 12,906 shares of the Company's common stock.
(5) As of September 30, 2007, Dr. Marshall held outstanding options to purchase 13,750 shares of the Company's common stock.
(6) As of September 30, 2007, Mr. Reilly held outstanding options to purchase 4,750 shares of the Company's common stock.
(7) Since February 2006, Mr. Shields has been paid a retainer at an annual rate of CDN$30,000 for his services as Non-Executive Chairman of RJ Ltd. From October 2006 through March 2007, Mr. Shields undertook a special assignment for RJ Ltd. for which he was paid US$50,000, plus reimbursement of his out-of pocket expenses.
(8) As of September 30, 2007, Mr. Simmons held outstanding options to purchase 10,375 shares of the Company's common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Jeffrey Julien, an officer of the Company, filed a late Form 4 reflecting a disposition of 697 shares of stock. Richard Averitt, Timothy Eitel, Chet Helck, Thomas James, Jeffrey Julien, Richard Riess, Van Sayler, Thomas Tremaine, Jeffrey Trocin and Dennis Zank, all officers of the Company, filed late Form 4s with respect to their award of restricted stock under the Company's Stock Bonus Plan due to a Company internal communications failure.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors consists of Angela Biever (Chairperson), Paul C. Reilly and H. William Habermeyer. This Committee conducts its activities pursuant to a written charter approved by the Board of Directors, which is reviewed annually and was last revised by the Board of Directors on November 27, 2007. The Committee serves as the principal agent of the Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's financial reporting, the qualifications and independence of the independent registered public accounting firm, the Company's systems of internal controls and the Company's procedures for establishing compliance with legal and regulatory requirements.

The Charter of the Audit Committee provides that the Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm and must approve in advance any work to be performed by the independent registered public accounting firm. The Audit Committee has not established any general pre-approval procedures, but instead reviews each proposed engagement to determine whether the provision of services is compatible with maintaining the independence of the independent registered public accounting firm.

In addition to four regularly scheduled meetings during the course of the fiscal year, members of the Audit Committee held four telephonic meetings, generally to review with management and representatives of KPMG LLP the Company's quarterly financial results prior to release to the public.

Members of the Committee have reviewed and discussed with management and with representatives of KPMG LLP the integrated audit of the consolidated financial statements and internal control over financial reporting for fiscal 2007. The consolidated financial statements for fiscal 2007 are contained in the Company's Annual Report on Form 10-K. In addition, the Committee reviewed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The Committee also received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 and discussed with KPMG LLP their independence from the Company and its management, and considered their independence in connection with any non-audit services provided. The Audit Committee also reviewed with KPMG LLP the critical accounting policies and practices followed by the Company and certain written communications between KPMG LLP and the management of the Company.

Based on the reviews and discussions referred to above, and in reliance on the representations of management and the independent registered public accounting firm's report with respect to the financial statements, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2007 for filing with the Securities and Exchange Commission. The Board of Directors approved the recommendation.

Management is responsible for the Company's financial statements and the financial reporting process, including the Company's system of internal controls. The Company's independent registered public accounting firm is responsible for the integrated audit of the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board and issuing reports on the Company's consolidated financial statements and the effectiveness of internal control over financial reporting.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the independent registered public accounting firm on the basis of the information it receives, discussions with management and the independent registered public accounting firm, and the experience of the Audit Committee's members in business, financial and accounting matters. In its oversight role, the Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm, who, in their report, express an opinion on the conformity of the Company's annual financial statements with accounting principles generally accepted in the United States of America.

The Board of Directors has determined that each of the members of the Audit Committee qualifies as an Audit Committee Financial Expert and as independent as determined under New York Stock Exchange rules.

Angela M. Biever, Chairperson
Paul C. Reilly
H. William Habermeyer, Jr.

December 20, 2007

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Philosophy

The Corporate Governance, Nominating and Compensation Committee ("CGN&C Committee") reviews corporate compensation and benefit plan policies, as well as the structure and amount of all compensation for the eleven members of the Company's Operating Committee which includes all but three of the Company's executive officers and all the Named Executive Officers of the Company. The CGN&C Committee consists of Dr. Paul W. Marshall (Chairman), Hardwick Simmons and, since November 27, 2007, Robert Saltzman. The Company's Board of Directors normally approves all grants of options and restricted stock, based upon the recommendations of the CGN&C Committee, except for grants made for recruiting and retention awards, which can be made by Operating Committee members, the Chief Operating and Chief Executive Officers and the CGN&C Committee, if they are within specified ranges. The Company's Chief Executive Officer makes recommendations to the CGN&C Committee concerning the compensation of Operating Committee members, except himself. The Chief Financial Officer makes recommendations to the CGN&C Committee concerning the compensation of directors. The Company does not engage compensation consultants in connection with executive or director compensation.

The CGN&C Committee's goal is to establish and maintain compensation policies that will enable the Company to attract, motivate and retain high-quality executives and to ensure that their individual interests are aligned with the long-term interests of the Company and its shareholders. In doing so, individual performance, the compensation of executives of similar firms and the Company's financial results are considered. The CGN&C Committee was provided executive compensation disclosures from the proxy statements of A.G. Edwards, Inc., Stifel Financial Corp., Piper Jaffray Companies, Jefferies Group, Inc., Freidman, Billings Ramsey Group, Inc., Thomas Weisel Partners Group, Inc., Evercore Partners, Inc., and Greenhill & Co., Inc. for comparative information to use in its decision making process. The Company does not formally benchmark the compensation of its executive officers against those companies.

The Company's objectives are met through a compensation package which includes four major components - base salary, annual bonus (including restricted stock), stock option awards and retirement plan contributions.

Base Salary and Annual Bonus

For executive officers of the Company, the cash and restricted stock compensation components (base salary and annual bonus) are heavily weighted toward annual bonus. The bonus formulas for the Named Executive Officers for fiscal 2007 were published in the Company's 2007 Proxy Statement. All of those formulas were based upon pre-tax profits of the Company, a subsidiary or department. The emphasis on profit-based compensation serves two functions: it encourages executives to be conscious of the "bottom line" and it keeps the Company's base salary structure at a modest level, which is advantageous to the firm given the cyclical nature of the securities industry. Salaries are reviewed and adjusted in December of each year, consistent with other exempt employees. Typically, executive officer salaries are increased by an amount within a percentage range that is also applicable to other Company employees. Promotions or cases of expanded responsibility are exceptions to this policy.

In prior years, bonuses were generally based on formulas related solely to the profits of the specific subsidiary/department managed by an executive. Since fiscal 2006, the CGN&C Committee has determined to give greater emphasis to the Company's overall performance in determining bonus payments for some executive officers. Accordingly, the CGN&C Committee has reduced by approximately 25% the percentage of bonus to be awarded based on specific subsidiary/department performance and has established a bonus pool equal to .75% of the Company's total pre-tax profit (the "Company Performance Bonus Pool"). For fiscal 2007, the Company's Performance Bonus Pool was allocated equally among the Operating Committee members participating in that pool, *i.e.*, Messrs. Helck, Averitt, Riess, Sayler, Trocin and Zank. Historically, up to 30% of the amount generated by each bonus formula could be withheld based on subjective performance evaluation by the Chief Executive Officer and the CGN&C Committee. For fiscal 2008, that percentage will increase to 50%.

In early November 2007, the CGN&C Committee reviewed the results generated by bonus formulas for fiscal 2007. The formulas for the Named Executive Officers were published in the Company's 2007 proxy statement. Later in that month, Mr. James made recommendations to the CGN&C Committee for the annual bonuses to be awarded to each Named Executive Officer other than himself, based on his assessment of their performance against individual goals he had set. The CGN&C Committee approved those recommendations. In each case, the amount of the bonus awarded to each of the Named Executive Officers was less than the amount generated by the applicable bonus formula. The CGN&C Committee has also approved the bonus formulas for fiscal 2008. The fiscal 2008 bonus formulas for the executive officers most likely to be Named Executive Officers in the 2009 proxy statement are set forth in a table below entitled "Fiscal 2008 Bonus Formulas for Certain Executive Officers as Approved by the CGN&C Committee".

The Company issues restricted shares of Company stock in lieu of cash for up to 20% of bonus amounts in excess of $250,000. For fiscal year 2007 bonuses, the number of restricted shares issued to members of the Company's Operating Committee was determined based upon the market value at the date of grant and the number of restricted shares issued to other employees was determined using a 10% discount from the market value at the date of grant. The restricted shares vest after three years. Thus, a portion of annual bonus awards have a retention element.

Stock Options

The third component of the compensation package, incentive and non-qualified stock option awards, is designed, along with the restricted stock, to provide a direct link between the long-term interests of executives and shareholders. Options are granted every two years to key management employees. From time to time, stock options may be granted when a special situation exists, as inducements when employees are hired, or if job performance or a change in job responsibilities warrants. It is the Company's policy to maintain the number of outstanding options at less than ten percent of the Company's outstanding shares. As members of the Company's Operating Committee, all of the Named Executive Officers except Mr. James are granted an equal number of options every two years. During the past five years, the number of outstanding options has represented between 4.6% and 7.3% of the Company's outstanding shares. The Company first determines how many options to grant to department heads and other key employees in total. The number of options that could be granted without all outstanding options exceeding 7% of outstanding shares was calculated. The number of options to be granted to those employees in November 2007, in the aggregate was based on that limiting calculation. That total number was allocated among all grantees based upon responsibility and compensation levels. The Operating Committee grantees are awarded the highest number of options among all grantees. The award of options is intended to be a retention and shareholder alignment device rather than a major component of compensation. There is no relationship between the number of options granted and the amount of annual bonuses.

No Backdating or Spring Loading. The Company does not back date options or grant options retroactively. In addition, the Company does not coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. Options for the Company's stock are granted at fair market value on a fixed date or event, with all required approvals obtained in advance of or on the actual grant date. The Company's general practice is to have grants of options reviewed and recommended by the CGN&C Committee and approved by the Board of Directors, except for grants to new hires and retention grants which can be made by Operating Committee members and the CGN&C Committee in accordance with limits specified by the Board. Such new hire or retention grants are reported to the Board at its next meeting. Fair market value is determined by the closing price on the grant date.

Retirement Plans

The fourth component of the compensation package is Company contributions to various retirement plans, which are based on compensation levels and years of service. The Company maintains three qualified retirement plans: a profit sharing plan, an employee stock ownership plan and a 401(k) plan. Contributions to the profit sharing and employee stock ownership plans, if any, are dependent upon the overall profits of the Company. Since inception of the 401(k) plan in 1987, the Company has matched a portion of the first $1,000 contributed annually by employees to their 401(k) accounts. The plan currently provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. These three plans are offered to employees who meet the length of service and minimum hours worked requirements specified in the plans. The Company also maintains a non-qualified long term incentive plan for highly compensated employees, including executive officers. Eligibility is restricted to those who meet certain compensation levels set annually by the CGN&C Committee. The vesting schedule of this plan is designed to encourage long-term employment with the firm. Contributions to this plan are also dependent upon the Company's earnings.

In addition, the Company has an employee stock purchase plan which allows employees to purchase shares of the Company's common stock on four specified dates throughout the year at a 15% discount from the market value, subject to certain limitations, including a one-year holding period.

Compensation of the Chief Executive Officer

In keeping with the general compensation philosophy outlined above, Mr. James' base salary for calendar 2008 will be $325,000, a 4.2% increase over his 2007 salary of $312,000. Mr. James' salary is subject to an annual review, as is true of all employees. It was last adjusted in November 2007, effective January 1, 2008.

In determining the bonus paid to Mr. James for fiscal 2007, the CGN&C Committee began with the recognition that it had approved bonuses for Operating Committee members that ranged from 70% to 98% of the amounts generated by their bonus formulas. The CGN&C Committee considered that the Company had achieved record net revenues and net income in fiscal 2007 and the bonuses received by chief executive officers of other financial services firms. The CGN&C Committee also reviewed Mr. James accomplishments against his personal objectives. In addition, the CGN&C Committee took into account that the Company had not experienced write-offs in connection with the current credit market crisis and attributed that to the Company culture Mr. James has fostered over the years as to prudent risk taking.   Considering all those factors, the CGN&C Committee determined to award Mr. James a bonus of $3.7 million, which was 94.4% of the amount generated by his bonus formula as disclosed in the Company's 2007 Proxy Statement.

Stock Ownership Guidelines

The Company grants stock-based compensation in order to align the interests of its employees with those of its stockholders. With the exception of accelerated vesting for death or disability, Company issued options and restricted stock are not transferable. Members of the Company's Operating Committee are expected to acquire and hold at least 10,000 shares of the Company's common stock within two years of becoming an Operating Committee member. They are also expected to retain for three years twenty-five percent of the shares of common stock acquired through the exercise of options or vesting of restricted stock.

Derivatives Trading. Company policy permits Executive Officers to implement only the following strategies with listed options on Company stock: sales of covered calls against Company stock held free and clear in street name and put writing. They are not permitted to purchase puts on Company stock.

Return of Executive Compensation by an Executive

The Company does not have a policy regarding adjustment or recovery of awards/payments if financial results used in performance measures are restated or adjusted such that the award would have been reduced.

Benefits

As salaried, U.S. based employees, the Named Executive Officers participate in health and welfare, and paid time-off benefits designed to enable the Company to attract and retain its workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that the Company has a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

The Company provides minimal perquisites to its Directors and Named Executive Officers, primarily spousal travel expenses in conjunction with sales meetings and the long range planning Board meeting.

Separation and Change in Control Arrangements

None of the Named Executive Officers is a party to a separation or change in control agreement with the Company.

Section 162(m)

None of the salaries of the Named Executive Officers exceed $1 million. The Company believes that the annual bonuses and stock options awarded to the Named Executive Officers constitute performance based compensation and are deductible for federal income tax purposes.

CGN&C Committee Report

The CGN&C Committee of the Board of Directors, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis ("CD&A") with the Company's management. Based on the review and discussions, the CGN&C Committee (except Mr. Saltzman, who joined the Board after the relevant CGN&C Committee meetings occurred) recommended to the Company's Board of Directors that the CD&A be included in these Proxy Materials.

Corporate Governance, Nominating
and Compensation Committee
Dr. Paul W. Marshall, Chairman
Hardwick Simmons

December 20, 2007

Fiscal 2008 Bonus Formulas for Certain Executive Officers as Approved by the CGN&C Committee

Executive Officer	Basis
Thomas A. James Chairman and Chief Executive Officer - RJF	1.0% of total Company pre-tax profits.
Chet Helck President and Chief Operating Officer - RJF	0.8% of total pre-tax profits of domestic PCG per PCG Contribution Report*, Raymond James Ltd., and Raymond James Investment Services; plus, participation in the Company Performance Bonus Pool.
Richard G. Averitt, III Chairman and Chief Executive Officer - RJFS	0.85% of pre-tax profits of RJFS per PCG Contribution Report *; plus, participation in the Company Performance Bonus Pool.
Richard K. Riess Executive Vice President - RJF	3.5% of pre-tax profits of Eagle Asset Management, Inc. ("Eagle") and the Heritage Asset Management load funds division; plus, 1.75% of pre-tax profits of RJA's Asset Management Services division; plus, participation in the Company Performance Bonus Pool.
Van C. Sayler Senior Vice President, Fixed Income - RJA	A portion of the pre-tax profits of RJA's Fixed Income department equal to: 6.0% on the first $16 million of such profits, plus, 3.75% on such profits exceeding $16 million; plus, participation in the Company Performance Bonus Pool.
Jeffrey E. Trocin Executive Vice President, Equity Capital Markets Group - RJA	5.0% of the pre-tax profits of RJA's Equity Capital Markets, including European institutional equity sales and trading; plus, participation in the Company Performance Bonus Pool.
Dennis W. Zank President - RJA	2.6% of the pre-tax profits of RJA per PCG contribution report*; plus, participation in the Company Performance Bonus Pool.
Jeffrey P. Julien Senior Vice President, Finance and Chief Financial Officer – RJF; Chairman, Raymond James Bank, FSB	0.3% of total Company pre-tax profits.
Peter A. Bailey President – RJ Ltd.	4.25% of the pretax profits of Raymond James Ltd.

* The PCG Contribution Report adjusts the Private Client Group financial statement pre-tax profits for items related to the private client group sales force, primarily a credit for interest income on cash balances arising from private clients, and also includes adjustments to actual clearing costs, mutual fund revenues and expenses, credit for correspondent clearing, insurance agency and certain asset management profits, accruals for benefit expenses, profits generated by certain private client support operations and other adjustments. These adjustments may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary, unusual or nonrecurring gains and losses, the cumulative effect of accounting changes, acquisitions or divestitures, and foreign exchange impacts.

The following table summarizes compensation earned for the fiscal year ended September 30, 2007 for the Company's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	All Other Compen-sation (3)	Total
Thomas A. James Chairman and CEO	2007	$309,000	$3,060,000	$559,994	$ -	$175,376	$4,104,370
Jeffrey E. Trocin Executive VP, Equity Capital Markets Group - RJA	2007	$259,000	$2,110,000	$519,907	$ 77,085	$ 148,582	$3,114,574
Richard K. Riess President and CEO of Eagle Executive VP of RJF Managing Director, Asset Management	2007	$259,000	$1,836,000	$207,332	$ 65,711	$ 133,555	$2,501,598
Chet Helck President and COO	2007	$286,750	$1,740,000	$181,744	$136,759	$ 118,425	$2,463,678
Jeffrey P. Julien Senior VP, Finance Chief Financial Officer	2007	$178,000	$ 832,000	$ 50,480	$ 52,230	$ 112,229	$1,224,939

(1) The amounts disclosed in the Bonus column represent the annual cash bonus, as described in the Compensation Discussion and Analysis, awarded to the Named Executive Officers.

(2) The amounts shown in the Stock Awards and Option Awards columns represent the amount the Company recognized for financial statement reporting purposes in fiscal year 2007 for the fair value of equity awards granted to the Named Executive Officers in fiscal year 2007 and prior years, in accordance with SFAS No. 123(R), excluding the impact of estimated forfeitures related to service-based vesting conditions. As a result, these amounts do not reflect the amount of compensation actually received by the Named Executive Officer during the fiscal year. For a description of the assumptions used in calculating the fair value of equity awards under SFAS No. 123(R), see Note 17 of the Company's financial statements in its Form 10-K for the year ended September 30, 2007. Under SFAS No. 123(R), equity awards to retirement-eligible employees are expensed over the period from the date of grant to the date at which an employee becomes retirement-eligible. Since Mr. James is retirement-eligible, the expense for his 2007 fiscal year equity award was recognized during the 2007 fiscal year. For Mr. Trocin, Mr. Helck, and Mr. Julien, since they are not retirement-eligible, the expense for their 2007 fiscal year equity awards will be recognized in the Company's financial statements over the vesting period. Mr. Riess is retirement-eligible for awards made pursuant to the Company's Stock Bonus Plan, however he is not retirement-eligible for awards made pursuant to any other plans in which he participates. This difference in accounting for equity awards under SFAS No. 123(R) results in variability between retirement-eligible employees and non retirement-eligible employees in the Summary Compensation Table.

(3) Mr. James' other compensation consists of $49,300 in Long Term Incentive Plan ("LTIP") contribution, $62,430 in LTIP and Deferred Management Bonus Plan ("DMBP") earnings, $22,730 in commissions, $20,913 in dividends on unvested stock, $15,053 in profit sharing contribution, and $4,950 in Employee Stock Ownership Plan ("ESOP") contribution. Mr. Trocin's other compensation consists of $49,300 in LTIP contribution, $55,331 in LTIP and DMBP earnings, $43 in commissions, $24,830 in dividends on unvested stock, $13,378 in profit sharing contribution, $4,950 in ESOP contribution, and $750 in matching Company contributions under 401(k) plan. Mr. Riess' other compensation consists of $49,300 in LTIP contribution, $56,117 in LTIP and DMBP earnings, $8,821 in dividends on unvested stock, $13,617 in profit sharing contribution, $4,950 in ESOP contribution, and $750 in matching Company contributions under 401(k) plan. Mr. Helck's other compensation consists of $49,300 in LTIP contribution, $40,959 in LTIP and DMBP earnings, $672 in commissions, $8,656 in dividends on unvested stock, $13,138 in profit sharing contribution, $4,950 in ESOP contribution, and $750 in matching Company contributions under 401(k) plan. Mr. Julien's other compensation consists of $49,300 in LTIP contribution, $40,488 in LTIP and DMBP earnings, $828 in commissions, $2,296 in dividends on unvested stock, $13,617 in profit sharing contribution, $4,950 in ESOP contribution, and $750 in matching Company contributions under 401(k) plan.

GRANTS OF PLAN BASED AWARDS FOR FISCAL YEAR ENDED SEPTEMBER 30, 2007

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (1)	Grant Date Fair Value of Stock and Option Awards (2)
Thomas A. James Chairman and CEO	12/1/2006	18,076	$559,994
Jeffrey E. Trocin Executive VP, Equity Capital Markets Group – RJA	12/1/2006	14,267	$441,992
Richard K. Riess President and CEO of Eagle Executive VP of RJF Managing Director, Asset Management	12/1/2006	8,457	$261,998
Chet Helck President and COO	12/1/2006	6,455	$199,976
Jeffrey P. Julien Senior VP, Finance Chief Financial Officer	12/1/2006	2,259	$ 69,984

(1) The Company grants restricted stock in lieu of a portion of the annual bonus awarded to highly compensated employees (see the Compensation Discussion and Analysis section for more information). Dividends are paid to the holders of the stock. The restricted stock vests approximately three years from the date of grant.

(2) Options are granted every two years to key management employees (i.e. fiscal year 2006 and fiscal year 2008).

The following table provides information on exercisable and unexercisable options and unvested stock awards held by the Named Executive Officers on September 30, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END SEPTEMBER 30, 2007

Name	Option Awards					Stock Awards		
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1)
Thomas A. James	-	-	$ -	-		21,600	(2)	$ 709,560
Chairman and CEO						15,994	(3)	$ 525,403
						18,076	(4)	$ 593,797
Jeffrey E. Trocin	8,092	9,908	$16.80	2/4/09	(5)	32,092	(2)	$1,054,222
Executive VP, Equity	-	15,000	$24.97	2/1/12	(6)	21,434	(3)	$ 704,107
Capital Markets Group - RJA						14,267	(4)	$ 468,671
Richard K. Riess	5,400	10,800	$16.80	2/4/09	(7)	9,256	(2)	$ 304,060
President and CEO of Eagle	-	15,000	$24.97	2/1/12	(8)	6,278	(3)	$ 206,232
Executive VP of RJF						8,457	(4)	$ 277,812
Managing Director,								
Asset Management								
Chet Helck	6,228	7,130	$14.02	2/10/08	(9)	10,491	(2)	$ 344,629
President and COO	83,772	15,369	$14.02	2/10/08	(9)	5,997	(3)	$ 197,001
		10,800	$16.80	2/4/09	(7)	6,455	(4)	$ 212,047
	7,200	-	$16.80	2/4/09	(10)			
	-	15,000	$24.97	2/1/12	(8)			
Jeffrey P. Julien	3,600	10,800	$16.80	2/4/09	(7)	2,097	(2)	$ 68,886
Senior VP, Finance	3,600	-	$16.80	2/4/09	(10)	1,869	(3)	$ 61,397
Chief Financial Officer	-	15,000	$24.97	2/1/12	(8)	2,259	(4)	$ 74,208

(1) The market value of the stock awards is based on the closing market price of the Company's Common Stock as of September 28, 2007, which was $32.85.
(2) The stock award was granted on December 3, 2004 and cliff vests in approximately three years.
(3) The stock award was granted on December 2, 2005 and cliff vests in approximately three years.
(4) The stock award was granted on December 1, 2006 and cliff vests in approximately three years.
(5) The option was granted five years and two months prior to the option expiration date. The remaining unexercisable options vest 33% in four years and one month and 22% in five years and one month from date of grant.
(6) The option was granted six years and two months prior to the option expiration date. The unexercisable options vest 41% in three years, 9% in three years and two months, 27% in four years and two months, and 23% in five years and two months from date of grant.
(7) The option was granted five years and two months prior to the option expiration date. The remaining unexercisable options vest 50% in four years and one month and 50% in five years and one month from date of grant.
(8) The option was granted six years and two months prior to the option expiration date. The unexercisable options vest 25% in three years, 25% in four years, 25% in five years, and 25% in five years and two months from date of grant.
(9) The option was granted five years and two months prior to the option expiration date. The remaining unexercisable options vest 100% in five years from date of grant.
(10) The option was granted five years and two months prior to the option expiration date. All options are exercisable.

The following table provides information, on an aggregate basis, about stock options that were exercised and stock awards that vested during the fiscal year ended September 30, 2007 for each of the Named Executive Officers.

OPTION EXERCISES AND STOCK AWARDS VESTED FOR FISCAL YEAR ENDED
SEPTEMBER 30, 2007

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (1)	Value Realized On Exercise (2)	Number of Shares Acquired on Vesting (3)	Value Realized On Vesting (4)
Thomas A. James Chairman and CEO	-	$ -	15,060	$482,372
Jeffrey E. Trocin Executive VP, Equity Capital Markets Group - RJA	17,930	$301,012	2,628	$ 84,175
Richard K. Riess President and CEO of Eagle Executive VP of RJF Managing Director, Asset Management	24,300	$421,472	4,761	$152,495
Chet Helck President and COO	13,500	$230,280	5,676	$181,802
Jeffrey P. Julien Senior VP, Finance Chief Financial Officer	22,500	$368,671	1,393	$ 44,618

(1) Total number of shares underlying the options exercised during fiscal year 2007.
(2) Amounts in this column reflect the difference between the market price on the date of exercise and the exercise price of the options exercised, multiplied by the number of options exercised.
(3) Total number of restricted shares that vested during fiscal year 2007.
(4) The value of the shares on December 5, 2006 (the date of vesting) using the closing market price for the Company's common stock, which was $32.03.
The table below reflects Company credits and deemed earnings thereon under two deferred compensation plans for the Company's Named Executive Officers.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions In Last Fiscal Year	Registrant Contributions in Last Fiscal Year (1)	Aggregate Earnings in Last Fiscal Year (1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End (2)
Thomas A. James Chairman and CEO	$-	$49,300	$62,430	$36,822	$852,287
Jeffrey E. Trocin Executive VP, Equity Capital Markets Group - RJA	$-	$49,300	$55,331	$ -	$608,235
Richard K. Riess President and CEO of Eagle Executive VP of RJF Managing Director, Asset Management	$-	$49,300	$56,117	$36,822	$708,953
Chet Helck President and COO	$-	$49,300	$40,959	$36,822	$381,783
Jeffrey P. Julien Senior VP, Finance Chief Financial Officer	$-	$49,300	$40,488	$31,468	$477,880

(1) The amounts presented in these columns are reported as other compensation in the Summary Compensation Table.
(2) The amounts presented in this column include previously and currently reported compensation with regards to LTIP contributions made by the Company. The following amounts represent vested balances of the Named Executive Officers at September 30, 2007: Mr. James $852,287, Mr. Trocin $395,137, Mr. Riess $708,953, Mr. Helck $168,685 and Mr. Julien $299,239.

The Company's Long Term Incentive Plan ("LTIP"), originally adopted effective October 1, 2000, is an unfunded deferred compensation plan benefiting key management and other highly compensated employees. Under the LTIP, the Company determines each year which employees will be participants for that plan year and then establishes an account on its books for that plan year for each participant. Although the Company can elect to use other allocation formulas, historically, the allocations under the LTIP have been made based upon the individual participant's level of compensation above a minimum, and not in excess of a maximum, amount (for fiscal 2007, these amounts were $220,000 and $800,000, respectively). The CGN&C Committee or its designee then decides the percentage, if any, by which that compensation is multiplied to determine the amount credited to each participant's account for the particular plan year. Each account is thereafter credited (or debited), based upon the account's allocable share of the return that would have been earned (including any negative return) had all accounts been invested in a group of unaffiliated mutual funds. The Chief Executive Officer selects those mutual funds each year, pursuant to authority delegated by the CGN&C Committee. Annual allocations and their deemed earnings vest after five years, subject to earlier vesting in the case of death, disability or separation of service after attaining age 65. In the case of early retirement, a participant can continue to accrue vesting credit after such retirement so long as certain non-competition covenants are not violated. The Company pays the vested account balance in a cash lump sum after five years of credited service, subject to earlier payment in the case of death, disability or separation of service after normal retirement age and subject to certain deferral rights that must be exercised at least twelve months in advance. Because the account balances are unfunded, they represent only unsecured claims in the event of a Company bankruptcy.

The Company's Deferred Management Bonus Plan ("DMBP"), which was originally adopted effective as of October 1, 1989, preceded the LTIP. The DMBP remains in effect to administer certain amounts credited prior to the adoption of the LTIP. The last bonus allocation that was made to the DMBP was with respect to fiscal year 1999. Since that time, additional amounts credited to the DMBP accounts have been based on a deemed interest return on the amounts in the respective DMBP accounts. Like the LTIP, the DMBP is an unfunded plan that was established to benefit key management and other highly compensated employees. For fiscal years 1990 through 1999, each participant's account was credited with an amount, if any, determined by the Company in a manner similar to the LTIP. During such period and thereafter, participants' accounts have been credited with a deemed interest return, based upon the average annual interest rate payable by RJA on brokerage client account funds. Annual amounts credited to a participant's account and the deemed interest vest ratably over an eight year period, subject to earlier vesting in the case of death, disability, attaining age 65 or a qualified early retirement. The Company pays the vested account balance as soon as practical after the end of a plan year in which death or disability occurs and pays the vested account balance as soon as practical after the end of the plan year following the plan year in which retirement occurs after attaining age 65 or following certain other separations from service, subject to forfeiture upon violation of certain non-competition provisions prior to the date of distribution. Other provisions apply in the case of early retirement. Because the account balances are unfunded, they represent only unsecured claims in the event of a Company bankruptcy.

TRANSACTIONS WITH RELATED PERSONS

Review of Related Person Transactions

The Corporate Governance, Nominating and Compensation Committee adopted a Related Person Transaction Approval Policy which is in writing and administered by that Committee. This policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Under the policy, Company management will determine whether a transaction meets the requirements of a related person transaction requiring review by the Committee. Transactions that fall within this definition will be referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person which has not been approved under this policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction. For purposes of the policy, the term "related person" has the meaning ascribed to it in SEC regulation S-K 404(a) "Transactions with related persons, promoters and certain control persons".

Transactions

The Company, in the ordinary course of its business, makes bank loans to, and holds bank deposits for certain of its officers and directors and also extends margin credit in connection with the purchase of securities to certain of its officers and directors who are affiliated with one of the Company's broker-dealers, as permitted under the Sarbanes-Oxley Act (the "Act"). These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-affiliated persons, and do not involve more than normal risk of collectibility or present other unfavorable features. The Company also, from time to time and in the ordinary course of its business, enters into transactions involving the purchase or sale of securities as principal from, or to, directors, officers and employees and accounts in which they have an interest. These purchases and sales of securities on a principal basis are effected on substantially the same terms as similar transactions with unaffiliated third parties.

The Company has from time to time established private investment funds to permit certain officers to participate in its merchant banking, venture capital and other similar activities by investing alongside the funds that it raises and manages for non-employee investors. Trusts benefiting family members of these officers have also invested in these funds. One employee "alongside" fund is not subject to a management carried interest. In addition, certain of our directors and executive officers from time to time may invest their personal moneys in funds managed by subsidiaries of the Company on substantially the same terms and conditions as other similarly situated investors in these funds who are neither directors nor officers.

The only director, executive officer or affiliated entity who received distributions of profits earned on investments made by, and other income from, any fund from which total distributions, including return of capital invested by such directors and officers, exceeded $120,000 in fiscal 2007, was a trust affiliated with Mr. James which, in the aggregate, received $467,584, of which, $264,443 was a return of capital.

In 1998, as a retention vehicle, the Company extended non-recourse loan commitments to approximately 84 employees for investments in the Raymond James Employee Investment Fund I, L.P., including the following executive officers: Richard G. Averitt, Jeffrey P. Julien, Richard K. Riess, Van C. Sayler, Jeffrey E. Trocin and Dennis W. Zank. Committed loan amounts to these individuals range from $38,400 to $153,600 plus interest per person, with outstanding balances ranging from $11,264 to $45,058 at September 30, 2007.

Similarly in 2001, the Company extended non-recourse loan commitments to approximately 75 employees for investments in Raymond James Employee Investment Fund II, L.P., including Richard G. Averitt, Tim Eitel, Chet B. Helck, Thomas A. James, Jeffrey P. Julien, Paul L. Matecki, Van C. Sayler, Jeffrey E. Trocin, and Dennis W. Zank. Committed loan amounts to these individuals range from $66,667 to $333,335 plus interest per person, with outstanding balances of $20,561 to $102,803 at September 30, 2007.

All of the foregoing loan commitments were entered into prior to the passage of the Act in 2002. Under the Act, the Company is permitted to complete the funding of those commitments.

Thomas A. James permits the Company to display over 1,500 pieces from his nationally known art collection throughout the Raymond James home office complex, without charge to the Company. The art collection is a marketing attraction for businesses and other organizations, and the Company provides regular tours for clients and local schools, business groups and nonprofit organizations. In return, the Company bears the cost of insurance and the salaries of three staff persons who serve as curators for the collection and conduct business tours. The total cost to the Company for these services during fiscal 2007 was approximately $175,000.

In fiscal 2007, two subsidiaries of the Company paid approximately $703,550 in recruiting/placement fees to Korn Ferry International, of which Paul C. Reilly, a director of the Company, is Chairman. See "Information Regarding Board and Committee Structure" above with respect to considerations of Mr. Reilly's independence.

Courtland James, a son of Thomas A. James, is the Company's Director of Human Resources. He was paid compensation for fiscal 2007 of $249,147. Huntington James, a son of Thomas A. James, is employed in a non-executive position by the Company. He was paid compensation for fiscal 2007 of $276,146. Donald Blair, the son-in-law of Francis S. Godbold, is an investment banker with RJA. He was paid compensation for fiscal 2007 of $460,471, a portion of which was paid in restricted stock.

EQUITY COMPENSATION PLAN INFORMATION

The following table includes stock options and restricted stock that can be issued pursuant to the Company's stock-based compensation plans. The table below does not include equity compensation plans that meet the qualification requirements of Section 401(a) of the Internal Revenue Code, namely the Profit Sharing Plan and Employee Stock Ownership Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans. (Excludes securities reflected in column (a))
Equity compensation plans approved by shareholders (1)	3,504,637	$20.14	15,515,679 (3)
Equity compensation plans not approved by shareholders (2)	2,048,955	$20.31	1,387,565
Total	5,553,592	$20.21	16,903,244

(1) The Company has six plans that were approved by shareholders: the 1992 and 2002 Incentive Stock Option Plans, the 2003 Employee Stock Purchase Plan, the 2005 Restricted Stock Plan, the 2007 Stock Bonus Plan and the 2007 Stock Option Plan for Independent Contractors.

(2) The Company has two active non-qualified option plans that were not required to be approved by shareholders under which it will continue to issue shares.

(3) Includes 2,973,642 shares remaining available for issuance under the 2007 Stock Bonus Plan, 2,010,833 shares remaining available for issuance under the 2005 Restricted Stock Plan, and 1,500,832 shares remaining available for issuance under the 2003 Employee Stock Purchase Plan as of September 30, 2007.

The material features of the Company's equity compensation plans which have not been approved by shareholders are, as required by the SEC rules, described below. These descriptions do not purport to be complete and are qualified in their entirety by reference to the plan documents which are included as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

Under one of the Company's non-qualified stock option plans, the Company may grant options to the Company's outside directors. Options vest over a three-year period from grant date provided that the director is still serving on the Board of the Company. Under the Company's second non-qualified stock option plan, the Company may grant options to key management personnel. Option terms are specified in individual agreements and expire on a date no later than the tenth anniversary of the grant date. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant.

The Company's 1990 Stock Option Plan for Independent Contractors was not approved by shareholders. Options remain outstanding under the 1990 plan. Options are exercisable five years after grant date provided that the Independent Contractor Financial Advisor is still associated with the Company. The 1990 plan was succeeded by the 2007 Stock Option Plan for Independent Contractors which was approved by the shareholders in February 2007.

Two of the Company's restricted stock plans were not approved by shareholders. Shares have not been issued under the 1999 Restricted Stock Plan since it was succeeded by the 2005 Restricted Stock Plan upon the shareholders' approval of that plan in February 2005.

No additional shares will be issued under the Company's 1999 Stock Bonus Plan. That plan was succeeded by the 2007 Stock Bonus Plan which was approved by the shareholders in February 2007. Like the 1999 Stock Bonus Plan, restricted shares are issued under the 2007 Stock Bonus Plan to officers and certain other employees in lieu of cash for 10% to 20% of annual bonus amounts in excess of $250,000.

The shares are generally restricted for a three year period, during which time the shares are forfeitable in the event of voluntary termination. The compensation cost is recognized over the three year vesting period based on the market value of the shares on the date of grant.

PROPOSAL 2: TO RATIFY THE APPOINTMENT BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008, and the Board of Directors has directed that management submit the appointment of the independent registered public accounting firm for ratification by the shareholders at the Annual Meeting. KPMG LLP has served as the Company's independent registered public accounting firm since 2001. Representatives of KPMG LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement at the Annual Meeting and will be available to respond to appropriate questions.

Neither the Company's By-Laws nor other governing documents or law require shareholder ratification of appointment of KPMG LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board of Directors recommended, and the Board of Directors is, submitting the appointment of KPMG LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and its shareholders.

Ratification of the appointment of KPMG LLP will require that the votes cast favoring the appointment exceed the votes cast opposing it.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table shows information about fees paid by Raymond James Financial, Inc. to KPMG LLP related to the fiscal years indicated. All fees were approved by the Audit Committee (see discussion in the "Report of the Audit Committee of the Board of Directors").

	2007	2006
Audit fees	$1,973,916	$1,715,670
Audit – related fees	-	15,300
Tax fees[a]	109,050	128,868
All other fees	-	-

(a) Tax fees include fees related to the preparation of Canadian tax returns, consultation on various tax matters and support during income tax audit or inquiries.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.

22

PROPOSAL 3: TO APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION, AS AMENDED, TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO 350 MILLION SHARES, $.01 PAR VALUE

At December 20, 2007 the Company had outstanding 120,998,277 shares of its common stock, out of a total authorized shares of 180 million. The Board of Directors has determined that it would be advisable for the Company to amend the Articles of Incorporation to increase the total authorized shares to 350 million shares, $.01 par value. The text of the Articles as proposed to be amended is contained in Appendix A. Holders of shares of the Company's common stock have no pre-emptive rights.

The increased shares will be available to fund existing stock option and restricted stock plans, as well as for use in connection with possible future acquisitions and stock splits. The Company has no present plans for the use of the additional authorized shares. Since 1991, the Board of Directors has approved seven three-for-two stock splits, which have resulted in fifty percent increases in the number of outstanding shares each time. In view of that history, the Board of Directors has determined that it would be prudent to authorize additional shares so as to make possible stock splits in the future, should the Board of Directors consider that to be in the best interest of shareholders.

There can be no assurance that any such stock splits will be authorized in the future.

A favorable vote of the holders of a majority of the Company's outstanding stock is required for approval of this proposal.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.



SHAREHOLDER PROPOSALS AND OTHER MATTERS


Proposals which shareholders intend to present at the 2009 Annual Meeting of Shareholders must be received by the Company's Secretary no later than September 19, 2008 to be eligible for inclusion in the proxy material for that meeting or otherwise submitted at the meeting.

Management knows of no matter to be brought before the meeting which is not referred to in the Notice of Meeting. If any other matters properly come before the meeting, it is intended that the shares represented by proxy will be voted with respect thereto in accordance with the judgment of the persons voting them.

By Order of the Board of Directors,

/s/ Paul L. Matecki, Secretary
January 2, 2008

Text of Article IV of the Company's Articles of Incorporation, as amended, as proposed to be amended. **New text indicated by bold typeface.**

Article IV

Stock Clause

Shares Authorized. The aggregate number of shares of stock which this Corporation shall have authority to issue shall be **three hundred fifty million (350,000,000)** shares of common stock, each with a par value of one cent ($.01) and ten million (10,000,000) shares of preferred stock, each with a par value of ten cents ($.10).

1. TO ELECT 11 DIRECTORS: To hold office until the next annual meeting. (Shareholders may vote for or withhold their vote from all nominees as a group, or vote for or withhold their vote from the individual nominees.)

VOTE FOR
all nominees
(except as marked
to the contrary)

[ ]

VOTE
WITHHELD

[ ]

INSTRUCTIONS: To withhold your vote for any individual nominee, strike a line through that nominee(s) name below.

NOMINEES:

01 Angela N. Biever	05 Chet Helck	09 Kenneth A. Shields
02 Shelley Broader	06 Thomas A. James	10 Hardwick Simmons
03 Francis S. Godbold	07 Paul C. Reilly	11 Susan N. Story
04 H. William Habermeyer, Jr.	08 Robert P. Saltzman	

This Proxy is authorized to vote in accordance with his judgement upon such other business as may properly come before the meeting.

2. To ratify the appointment by the Audit Committee of the Board of Directors of KPMG LLP as the Company's independent registered public accounting firm.

FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

3. To approve an amendment to the Company's Articles of Incorporation to increase the number of shares of common stock to 350,000,000.

FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

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[ ]

Signature _____   Signature _____   Date _____

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PROXY

RAYMOND JAMES FINANCIAL, INC.

880 CARILLON PARKWAY, ST. PETERSBURG, FL 33716

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby revokes any proxy previously granted and appoints Thomas A. James and Chet Helck, or either of them as Proxy, each with the power to appoint his substitute, and hereby authorizes either to represent and to vote as designated herein, all the shares of Common Stock of Raymond James Financial, Inc. held of record by the undersigned on December 20, 2007 at the annual meeting of shareholders to be held on February 14, 2008, or any adjournment thereof. This proxy when executed, will be voted in the manner directed herein by the undersigned shareholder. **Any executed but unmarked proxies will be voted in favor of proposals 1, 2, and 3.**

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